Exhibit 4.18

China Oil&Gas Pipeline Network Corporation

and

PetroChina Company Limited

DISPOSAL AGREEMENT ON RELEVANT ASSETS OF OIL AND GAS PIPELINES FROM GUANGDONG NATURAL GAS PIPELINE NETWORK CO., LTD. AND OTHERS

July 2020

Beijing

Table of Contents

1.	TARGET ASSETS AND TRANSACTION ARRANGEMENT	1
2.	TRANSACTION CONSIDERATION AND METHOD OF PAYMENT	2
3.	PROFITS AND LOSSES DURING THE TRANSITIONAL PERIOD AND ADJUSTMENTS FOR EVENTS AFTER BASE DATE	3
4.	CONDITIONS PRECEDENT TO CLOSING	4
5.	CLOSING AND HANDOVER	4
6.	HANDOVER ARRANGEMENT AND JOINT WORK GROUP	7
7.	REPRESENTATIONS AND WARRANTIES OF PETROCHINA	9
8.	REPRESENTATIONS AND WARRANTIES OF PIPECHINA	10
9.	LIABILITY FOR BREACH	12
10.	ANNOUNCEMENTS OF TRANSACTION INFORMATION	12
11.	CONFIDENTIALITY	13
12.	NO ASSIGNMENT	14
13.	FURTHER ASSURANCE	14
14.	TAXES AND EXPENSES	15
15.	NOTICE	16
16.	CONFLICTS WITH OTHER AGREEMENTS	16
17.	WAIVERS, RIGHTS AND REMEDIES	16
18.	LANGUAGE AND COUNTERPARTS	16
19.	EFFECTIVENESS AND AMENDMENTS	17
20.	SEVERABILITY	17
21.	GOVERNING LAW AND DISPUTE RESOLUTION	17
22.	MISCELLANEOUS	18
APPENDIX 1: DEFINITIONS AND INTERPRETATION		20
APPENDIX 2: TARGET ASSETS AND APPRAISED VALUE		1
APPENDIX 3: BANK ACCOUNT AND CONTACT INFORMATION OF THE PARTIES		3
APPENDIX 4: SCHEDULE OF OUTSIDE ASSETS		3

This Disposal Agreement on Relevant Assets of Oil and Gas Pipelines from Guangdong Natural Gas Pipeline Network Co., Ltd. and Others (this “Agreement”) is entered into by and between the following parties in Beijing, the People’s Republic of China (hereinafter referred to as “China” or the “PRC”) on July 23, 2020:

China Oil&Gas Pipeline Network Corporation ( “PipeChina”)

Legal Representative: Zhang Wei

Registered Address: Rooms 08-10, Floor 6, Building A, 5 Dongtucheng Road,

Chaoyang District, Beijing

PetroChina Company Limited (“PetroChina”)

Legal Representative: Dai Houliang

Registered Address: 16 Ande Road, Dongcheng District, Beijing

Certain terms used in this Agreement shall have the meanings as defined and interpreted in Appendix 1.

Whereas:

(A)

On the Signing Date of this Agreement, PipeChina has a registered capital of RMB20 billion, and mainly engages in pipeline transmission, storage services, equipment importation, technology importation and exportation, science and technology research, informatization research and application, and technology consulting, services, transfer and promotion.

(B)

On the terms and conditions set forth in this Agreement, PetroChina intends to sell to PipeChina, and PipeChina intends to purchase from PetroChina, the Target Assets listed in Appendix 3 hereto, consisting of (i) Equity Assets, and (ii) Non-equity Assets, including oil and gas pipelines, gas storage facilities, LNG terminals and the accessory facilities thereto (such sale and purchase hereinafter referred to as this “Transaction”).

(C)	PipeChina and PetroChina entered into a Framework Agreement on Transaction of Oil and Gas Pipeline Related Assets dated July 23, 2020 (the “Framework Agreement”).

For purposes of this Agreement, each of PetroChina and PipeChina shall hereinafter be referred to individually as a “Party”, and collectively as the “Parties”.

NOW, THEREFORE, for purposes of this Transaction, after friendly negotiations and by adhering to the principle of equality and mutual benefit, the Parties enter into this Agreement as follows:

1.	TARGET ASSETS AND TRANSACTION ARRANGEMENT

1.1

PipeChina shall purchase from PetroChina the Target Assets listed in Appendix 3 hereto in accordance with the terms and conditions set forth herein. According to the Asset Appraisal Report, the appraised value of the Target Assets under this Agreement is equal to RMB58,204,337,423.91 (in words: Fifty-Eight Billion Two Hundred and Four Million Three Hundred and Thirty-Seven Thousand Four Hundred and Twenty-Three Point Nine One Renminbi Yuan) in aggregate. The specific scope of the Target Assets is subject to the scope of the assets appraised and recorded in the Asset Appraisal Report.

1.2	PipeChina shall pay in cash all the consideration payable for its purchase of the Target Assets hereunder (the “Cash Consideration”) in accordance with the terms and conditions set forth herein.

2.	TRANSACTION CONSIDERATION AND METHOD OF PAYMENT

2.1

According to the Asset Appraisal Report, the appraised value of the Target Assets under this Agreement is equal to RMB58,204,337,423.91 (in words: Fifty-Eight Billion Two Hundred and Four Million Three Hundred and Thirty-Seven Thousand Four Hundred and Twenty-Three Point Nine One Renminbi Yuan) in aggregate, as broken down in Appendix 2 hereto.

2.2

Both Parties agree that the transaction consideration for the Target Assets (the “Transaction Consideration”) shall be determined on the basis of the appraised value of the Target Assets confirmed after the approval/record-keeping procedures are performed in accordance with applicable PRC laws and regulations, and subject finally to the Profits and Losses during the Transitional Period and the adjustments for subsequent events after the Base Date under Article 3 of this Agreement.

2.3	Both Parties agree that PipeChina shall pay PetroChina the Cash Consideration in two instalments as follows:

(1)

first instalment of Cash Consideration: on October 15, 2020, PipeChina shall pay PetroChina 90% of the Cash Consideration, i.e., RMB 52,383,903,681.52 (in words: Fifty-Two Billion Three Hundred and Eighty-Three Million Nine Hundred and Three Thousand Six Hundred and Eighty-One Point Five Two), together with the interest accrued thereon from October 1, 2020 to the date on which such payment arrives at PetroChina’s designated bank account to be calculated at the RMB benchmark interest rate for demand deposits adopted by financial institutions during the same period, and shall procure that such payment will arrive at PetroChina’s designated bank account on October 16, 2020; and

(2)

second instalment of Cash Consideration: within 10 Business Days after completion of the Closing Audit under Section 3.2, PipeChina shall pay the amount equal to (i) the Transaction Consideration finally determined under Section 2.2 minus (ii) the first instalment of Cash Consideration paid under Section 2.3(1) above, together with the interest accrued on the amount payable so calculated as above from October 1, 2020 to the date on which such payment arrives at PetroChina’s designated bank account to be calculated at the RMB benchmark interest rate for demand deposits adopted by financial institutions during the same period.

2.4	Unless otherwise notified in writing, PipeChina shall pay the Cash Consideration for this Transaction to a bank account designated by PetroChina, as set forth in detail in Appendix 3 hereto.

3.	PROFITS AND LOSSES DURING THE TRANSITIONAL PERIOD AND ADJUSTMENTS FOR EVENTS AFTER BASE DATE

3.1	For purposes of this Agreement, the term “Transitional Period” shall refer to the period between the Base Date (excluding the very date) and the Closing Date (including the very date).

3.2

Both Parties agree that, within 60 Days after the Closing Date of the Target Assets, PipeChina and PetroChina shall cause an audit to be conducted on the Target Assets and have an audit report issued thereon (the “Closing Audit “) for the purpose of determining the profits and losses of the Target Assets during the Transitional Period and the adjustments for subsequent events after the Base Date. The Closing Audit shall be performed by an accounting firm qualified for securities and futures business practice jointly engaged by and acceptable to both Parties, and the audit fee shall be equally shared between the Parties.

3.3

Profits and losses during the Transitional Period. PipeChina agrees that, the profits and losses generated in the Transitional Period in respect of the Target Assets shall belong to PetroChina. Any distributable profits that are declared for distribution in respect of the Target Assets during the Transitional Period shall not be included into the Transaction Consideration. To the extent that as determined in the Closing Audit any net profits are generated by the Target Assets during the Transitional Period or the net asset value increases as a result of other profits and losses incurred during the Transitional Period, PipeChina agrees that PetroChina is entitled to obtain such increased income through dividend distribution by the relevant Target Companies. Dividend resolutions of the Target Companies shall be declared prior to the Closing Date (including the very date), and the amount of dividends shall be determined on the basis of the amount of distributable profits attributable to the target equity generated during the Transitional Period as specified in the Closing Audit Report. The dividend payment date shall be no later than 30 Days from the date of completion of the Closing Audit. Any amount of such increased income that cannot be obtained by PetroChina through dividend shall be included into the Cash Consideration, and shall be paid no later than the payment of the second instalment of the Cash Consideration. In the event that the Target Assets suffer a loss or the net asset value decreases as a result of other profits and losses arising during the Transitional Period, PetroChina agrees that PipeChina shall have priority to deduct the corresponding amount from the unpaid Cash Consideration. To the extent that the unpaid Cash Consideration is insufficient to cover such loss or decrease, the shortfall shall be paid by PetroChina to PipeChina in cash no later than the payment of the second instalment Cash Consideration of this Transaction.

3.4

Adjustments for subsequent events after the Base Date. The amount of any distributable profits generated by the Target Assets before the Base Date that are declared for declaration during the Transitional Period shall not be included into the Transaction Consideration. To the extent that as determined in the Closing Audit, there is a decrease in the net asset value of the Target Assets as a result of the adjustments for subsequent events after the Base Date, PetroChina agrees that PipeChina shall have priority to deduct the corresponding amount from the unpaid Cash Consideration. To the extent that the unpaid Cash Consideration cannot cover the decrease, the shortfall shall be paid by

PetroChina to PipeChina in cash no later than the payment of the second instalment Cash Consideration of this Transaction. On the contrary, in the event that there is an increase in the net asset value of the Target Assets as a result of the adjustments for subsequent events after the Base Date, PipeChina agrees that PetroChina is entitled to obtain such increased income through distribution of distributable profits attributable to the target equity. The dividend resolution of the Target Companies shall be declared prior to the Closing Date (including the very date). The dividend payment date shall be no later than 30 Days from the date of completion of the Closing Audit. The amount of dividends declared or distribution during the Transitional Period shall not be included into the Transaction Consideration. Any amount of such increased income that cannot be obtained by PetroChina through dividend shall be included into the Cash Consideration, and shall be paid no later than the payment of the second instalment of the Cash Consideration.

4.	CONDITIONS PRECEDENT TO CLOSING

4.1	The conditions precedent to the closing of this Transaction shall be the same as the closing conditions set forth in Section 4.1 of the Framework Agreement.

4.2

Both Parties agree that all conditions precedent set forth in Section 4.1 of the Framework Agreement shall be satisfied as soon as practicable prior to the Closing Date. After the Signing Date, neither Party may engage in any act for the purpose of hindering or restricting the satisfaction of any condition precedent set forth in Section 4.1 of the Framework Agreement.

4.3

If for any reason not attributable to either Party, any condition precedent agreed in Section 4.1 of the Framework Agreement fails to be satisfied or waived by September 30, 2021 (the “Long Stop Date”), each Party shall have the right to unilaterally terminate this Agreement in writing within 30 Days immediately following the Long Stop Date without any liability.

5.	CLOSING AND HANDOVER

5.1

Closing date. Both Parties hereby acknowledge and agree that the ownership and risk of the Target Assets will be transferred from PetroChina to PipeChina at 24:00pm on September 30, 2020 (the “Closing Date”). In the event that by September 30, 2020, not all the conditions precedent set forth in Section 4.1 of this Agreement have been satisfied or waived, the Parties shall further discuss and confirm another date for closing.

5.2

Transfer of Target Assets and relevant obligations on the Closing Date. Starting from 24:00pm on the Closing Date, the Target Assets and relevant business and personnel will be deemed to have been received and legally owned by PipeChina on an “as is basis”, and all the obligations, responsibilities and risks related to the Target Assets shall be assumed by PipeChina. Except for the obligations for the Handover as explicitly stipulated in this Agreement, after the Closing Date (excluding the very date), PetroChina will no longer assume any obligation, responsibility or risk related to the Target Assets.

In the event that within three years after the Closing Date there occurs any third party claim or administrative penalty which causes material losses to PipeChina as a result of any violation of any applicable rules or regulations committed by PetroChina in its operation and management of any Target Assets/target equity entities or as a result of any major defect existing in any Target Assets in each case prior to the Closing Date, except as disclosed by PetroChina to PipeChina and reflected in the financial accounts, audit reports, or appraisal reports of PetroChina and/or such target equity entities, the Parties shall resolve the issue through amicable consultations.

5.3

Both Parties agree to cooperate with each other and assist each other in the preparation for the Handover of the Target Assets, and work with each other to undertake the Handover of the Target Assets starting from 24:00pm on the Closing Date.

5.4

Both Parties agree that the Handover of the Target Assets shall be completed within 60 Days after the Closing Date, and the specific Handover procedures shall be performed in the manners agreed by both Parties. If the Handover fails to be completed prior to the expiration of the above-mentioned 60-Day period due to PetroChina’s fault, PetroChina shall bear the liability for breach in accordance with Section 9.2; and if the Handover fails to be completed prior to the expiration of the above-mentioned 60-Day period for any reason not attributable to PetroChina, the Parties agree to cooperate with each other to complete the Handover as soon as possible as otherwise agreed by and between them. On the contrary, if the Handover fails to be completed prior to the expiration of the above-mentioned 60-Day period due to PipeChina’s fault, PipeChina shall bear the liability for breach in accordance with Section 9.3; and if the Handover fails to be completed prior to the expiration of the above-mentioned 60-Day period for any reason not attributable to PipeChina, the Parties agree to cooperate with each other to complete the Handover as soon as possible as otherwise agreed by and between them.

5.5	Special Covenants

(1)

Both Parties agree that PetroChina shall make its best efforts to obtain prior to the Closing Date the written documents from all the other shareholders of all the target equity entities forming part of the Target Assets evidencing such other shareholders’ approval of and waiver of their right of first refusal with respect to the equity transfers contemplated hereunder. The Parties shall no later than 60 Days after the Closing Date, complete the procedures necessary for the amended business registration and effectuation of the change in ownership with respect to all the target equity entities forming part of the Target Assets, including but not limited to completing the shareholder change registration and record-keeping filing of the amendments to the articles of association, and replacement of directors, supervisors, and senior management members and other relevant business particulars with the competent administration for market regulation, and changing the name of the Target Companies, such as removing such words as “PetroChina” or any variation thereof from the name of the companies, in connection with which, PetroChina shall render assistance.

(2)

The land use rights, buildings and other related assets shall be handed over together with their ownership certificates and other related documents. For those land use rights and buildings with respect to which the complete ownership certificates have been granted, PipeChina shall be responsible for, and PetroChina shall render assistance in, the handling of the registration/ownership transfer procedures for the relevant certificates of building ownership and certificates of land use rights. For those land parcels, buildings and related assets forming part of the Target Assets with respect to which the applicable ownership certificates cannot be handled or have not yet been granted, both Parties agree that after the Closing Date, such land parcels, buildings and related assets shall be handed over to PipeChina for it to actually occupy, use and dispose of, in connection with which PetroChina shall render assistance.

(3)

For all those debts included in the Non-equity Assets of the Target Assets which are owed to financial institutions, PetroChina shall, after the effective date of this Agreement, promptly notify and obtain the no-action confirmations from such financial institution creditors, and such debts shall be borne by PipeChina from and after the Closing Date. While for those debts included in the Non-equity Assets of the Target Assets which are owed to persons other than financial institutions, PetroChina shall, after the effective date of this Agreement, notify such non-financial-institution creditors in an appropriate manner, and such debts shall be borne by PipeChina from and after the Closing Date. In the event that any such non-financial-institution creditor raises an objection to PipeChina’s assumption of such debts, the Parties shall resolve such issue through consultations. For the creditor’s rights included in the Non-equity Assets of the Target Assets, PetroChina shall, after the effective date of this Agreement, notify the debtors in an appropriate manner. From and after the Closing Date, these creditor’s rights shall be assumed and enjoyed by PipeChina and the debtors shall satisfy the obligations towards PipeChina. In connection with such transfer and assumption of debts and creditor’s rights, PetroChina shall perform the notification obligations in appropriate manners, including but not limited to, publishing relevant announcements in accordance with the applicable rules of the Shanghai Stock Exchange.

Specifically, the contracts signed by PetroChina with respect to the Non-equity Assets among the Target Assets shall be novated to PipeChina in principle (“Novatable Contracts”). It is understood that the rights and obligations under the Novatable Contracts shall be allocated as follows: (i) those rights and obligations of PetroChina arising prior to the Closing Date shall be enjoyed and performed by PetroChina and (ii) those rights and obligations of PetroChina arising after the Closing Date shall be enjoyed and performed by PipeChina. Both Parties shall cooperate with each other to procure that the novation of the Novatable Contracts will be completed within 60 Days after the Closing Date. After the Closing Date, with respect to those contracts for which the consents from the other parties thereto approving the formal novation of those contracts have not yet been received as at the Closing Date (the “Non-novated Contracts”), the Parties shall continue to cooperate with each other and make great efforts to complete the transfer of the rights and obligations under and the novation of the Non-novated Contracts. Any rights and obligations, profits and losses arising from and after 24:00pm on the Closing Date under the Non-novated Contracts held by PetroChina shall be all vested in PipeChina. PipeChina shall indemnify PetroChina against any losses suffered by and any reasonable additional expenses incurred by PetroChina in connection with the holding of any contracts in trust for PipeChina, other than those losses or expenses attributable merely to PetroChina.

Notwithstanding the foregoing, both Parties agree that the consummation of this Transaction shall not change the independent legal person status of the Target Companies forming part of the Equity Assets included in the Target Assets, and the creditor’s rights, debts, business, employment matters, and contracts of all the Target Companies shall continue to be enjoyed, borne and performed by the respective Target Companies under PipeChina’s centralized management.

(4)

Both Parties agree that the Handover and management of the employees and related personnel forming a part of the Target Assets shall be implemented by adhering to the principle of “people follow assets (business)”.

(5)

Should any Target Assets bear the trademarks or logos of PetroChina, PipeChina shall remove the relevant trademarks and logos within 6 months after the Closing Date as extended as otherwise agreed by PetroChina. For the avoidance of doubt, from and after 24:00pm on the Closing Date, any legal liability (including but not limited to liability for tort) arising from the Target Assets bearing PetroChina’s trademarks or logos shall be borne by PipeChina.

6.	HANDOVER ARRANGEMENT AND JOINT WORK GROUP

6.1

Both Parties agree to cooperate with each other to procure that after execution of this Agreement they will make their reasonable efforts to prepare, deliver and submit all necessary documents in a timely manner so as to complete all the necessary applications, notifications, requests, record-keeping filings and other submissions, and to obtain as soon as practicable from all third parties and governmental authorities any and all the necessary or applicable licenses, consents, approvals and authorizations required for this Transaction.

6.2

PetroChina shall facilitate to the fullest extent PipeChina’s check and takeover of the Target Assets and the personnel thereof, including by permitting the Representatives of PipeChina to access subject to prior reasonable notice the entities and premises managed and used by the Target Assets, and furnishing PipeChina with all the necessary information, materials and assistance.

6.3

In order to ensure the smooth Handover, operation and management of the Target Assets and the personnel thereof as well as the normal operation of the business that depends on the Target Assets so as to maintain the service quality and avoid any Material Adverse Effect on the existing production and operation procedures of either Party, PetroChina agrees to operate the Target Assets in the ordinary course of business prior to the Completion of Handover. For the avoidance of doubt, from and after 24:00pm on the Closing Date, even if the Handover of the Target Assets has not been completed by then, the operational risks and safe production responsibilities of the Target Assets shall be actually borne by PipeChina. Both Parties shall work with each other in a timely and proactive manner in the handling of the Handover to procure an earliest Completion of Handover in accordance with this Agreement, and shall not refuse or delay the Handover or takeover of any Target Assets.

6.4

On the Signing Date, PetroChina is still in the process of undertaking a necessary internal restructuring of certain assets, liabilities, personnel, etc. forming a part of the Equity Assets among the Target Assets but not covered under the scope of asset appraisal (subject to the actual scope of asset appraisal), including but not limited to long-term equity investments and branch pipeline related assets forming a part of the Equity Assets among the Target Assets but not covered under the scope of asset appraisal (the “Outside Assets”). Both Parties agree and acknowledge that PetroChina shall make reasonable best efforts to complete such internal restructuring prior to the Closing Date and transfer the Target Assets to PipeChina in accordance with this Agreement. Any and all the taxes and expenses incurred by the Target Assets in such internal restructuring and any other restructuring undertaken by PetroChina for the purpose of this Transaction shall be recorded as profits and losses attributable to the Target Assets during the Transitional Period.

Both Parties acknowledge that, the fact as to whether the internal restructuring described in this Section is completed or not shall not change in any way the scope of the Target Assets. In consideration of the Outside Assets, no later than the payment of the second instalment of the Cash Consideration, PipeChina shall pay PetroChina an appropriate amount in cash based on the appraised value of the Outside Assets as adjusted by the profits and losses arising during the Transitional Period and in proportion to PetroChina’s shareholding percentage in the target equity entities that own the Outside Assets. The schedule of the Outside Assets is attached hereto as Appendix 3.

6.5

After the Closing Date and prior to the Completion of Handover, other than any normal provisions for depreciation, amortization, depletion and scrapping, collection of receivables, repayment of debts falling due, conversion of constructions in progress into fixed assets (the “Fixed Asset Conversion”) , and other normal disposals in relation to the Target Assets in the ordinary course of business, PetroChina covenants that it will not on its own initiative, make any decision on the taking of any of the following actions, including to make any major adjustments to any Target Assets, grant any third party guarantee on any Target Assets other than as necessary in the ordinary course of business, make any major business change related to any Target Assets or any adjustments to principal business activities, make any major personnel adjustments, make any major adjustments to any accounting policies related to any Target Assets other than as required by applicable laws and regulations, or take any other action that may have a Material Adverse Effect on the normal operation of any Target Assets.

6.6

In order to ensure the smooth operation and transition of the Target Assets and the personnel thereof, the Parties agree to organize a joint work group to be responsible for the Handover of the Target Assets under their respective control.

6.7	The joint work group shall carry out the preparatory work for the Handover, including but not limited,

(1)

to procure that the Parties will each set up a workgroup to establish communication policies and mechanisms, and jointly organize Handover training to learn from each other the organizational structures, work and business processes, etc.;

(2)

to procure that the Parties will jointly confirm the scope of equipment required for the Handover, and jointly discuss and agree on the methods, locations and points of time for the Handover, including the tools, vehicles, handover forms, labels, etc.;

(3)

to import the details of the appraised assets into the asset inventory system to generate a preliminary Target Assets list, and a physical Handover list will be made as the data basis for on-site Handover;

(4)

to procure that the Parties will negotiate and jointly determine the specific arrangements for the Handover, including but not limited to the timing plan, routing plan, and organization and implementation arrangements;

(5)	to procure that the Parties will negotiate and jointly determine the specific arrangements for the Handover of information and contracts;

(6)	to make itemized information lists and prepare related materials;

(7)	to carry out other preparations in response to actual needs.

7.	REPRESENTATIONS AND WARRANTIES OF PETROCHINA

7.1

PetroChina represents and warrants that, as of the Signing Date and the Closing Date, and prior to the transfer of the Target Assets as contemplated hereunder, subject to such exceptions as are disclosed in the Transaction Documents:

(1)

PetroChina is a joint stock company with full capacity for civil conduct under the laws of the PRC, and has the right, power and capacity to enter into and perform this Agreement and all obligations and responsibilities hereunder, and PetroChina’s execution and performance of this Agreement will not conflict with or result in a violation of:

i.	any applicable provisions in any of PetroChina’s constitutional documents or any other relevant documents or in any law, regulation or rule applicable to PetroChina;

ii.

any material contract, agreement or license to which PetroChina is a party, or any order, judgement or decree binding upon PetroChina entered by any court, governmental authority or regulatory authority; or

iii.

the completion by PetroChina prior to the Closing Date of any necessary procedures as required by any applicable law or regulation and/or any agreement or document binding upon PetroChina, except to the extent that PetroChina’s failure to so complete any such procedures will not have a Material Adverse Effect on PipeChina’s operation of any Target Assets;

(2)

Except as otherwise specified in this Agreement, PetroChina has obtained, or if not yet obtained, will make every possible endeavor to obtain, all the licenses, authorizations and approvals necessary for PetroChina’s execution and performance of this Agreement as required by applicable laws and regulations currently in effect. All such licenses, authorizations and approvals so obtained by PetroChina in order to ensure the effectuation of this Agreement are legal and effective, and not subject to any situation that may render any of them to be revoked, suspended or terminated hereafter;

(3)

Any and all the materials related to the Target Assets provided by PetroChina to PipeChina or any of its Representatives and consultants are true, accurate and complete in material aspects, and free from false statements, material omissions and misleading statements in material aspects;

(4)

PetroChina has the legal ownership of and/or disposal rights to and in the Target Assets under this Transaction. Except as otherwise disclosed to PipeChina by PetroChina and reflected in the financial accounts, audit reports or asset appraisal reports of PetroChina and its equity entities, a) with respect to the Equity Assets that PetroChina intends to sell, PetroChina has satisfied in accordance with applicable laws its capital contribution obligations towards each and all of the Target Companies included in such Equity Assets, without any false capital contribution or surreptitious withdrawal of capital contribution, and none of the Equity Assets are to any undisclosed pledge, freeze, any other encumbrance or security interest; b) PetroChina’s operation and management of the Non-equity Assets it intends to sell is consistent with the industrial practice; and

(5)	PetroChina will complete the Closing and Handover as soon as possible in accordance with the terms and conditions set forth in this Agreement.

7.2

If any unforeseeable situation occurs to PetroChina between the Signing Date and the Closing Date, which may cause any representation, warranty or covenant made by PetroChina herein to be untrue, inaccurate or misleading in any material aspect, PetroChina will notify PipeChina in writing within 5 Days from the date of such occurrence.

8.	REPRESENTATIONS AND WARRANTIES OF PIPECHINA

8.1

PipeChina represents and warrants that, as of the Signing Date and the Closing Date, and prior to the transfer of the Target Assets as contemplated hereunder, subject to such exceptions as are disclosed in the Transaction Documents:

(1)

PipeChina is a limited liability company with full capacity for civil conduct under the laws of the PRC, and has the right, power and capacity to enter into and perform this Agreement and all obligations and responsibilities hereunder, and PipeChina’s execution and performance of this Agreement will not conflict with or result in a violation of:

i.	any applicable provisions in any of PipeChina’s constitutional documents or any other relevant documents or in any law, regulation or rule applicable to PipeChina;

ii.

any material contract, agreement or license to which PipeChina is a party, or any order, judgement or decree binding upon PipeChina entered by any court, governmental authority or regulatory authority; or

iii.	the completion by PipeChina prior to the Closing Date of any necessary procedures as required by any applicable law or regulation and/or any agreement or document binding upon PipeChina,

(2)

Except as otherwise specified in this Agreement, PipeChina has obtained, or if not yet obtained, will make every possible endeavor to obtain, all the licenses, authorizations and approvals necessary for PipeChina’s execution and performance of this Agreement as required by applicable laws and regulations currently in effect. All such licenses, authorizations and approvals so obtained by PipeChina in order to ensure the effectuation of this Agreement are legal and effective, and not subject to any situation that may render any of them to be revoked, suspended or terminated hereafter;

(3)

Any and all the materials related to PiepeChina provided by PipeChina to PetroChina or any of its Representatives and consultants are true, accurate and complete in material aspects, and free from false statements, material omissions and misleading statements in material aspects;

(4)	PipeChina will pay the Transaction Consideration in accordance with the terms and conditions set forth in this Agreement so as to complete the Closing and Handover as soon as possible;

(5)

PipeChina warrants that after the Handover of the Target Assets, the business operation of the Target Assets will remain normal and the quality of the services provided by the Target Assets will not be lower than the current level. PipeChina undertakes that after the Handover of the Target Assets, it shall not take any material adverse action or allow any material adverse nonaction that may adversely affect PetroChina’s continuous normal use of any Target Assets in its production or operation; and

(6)

PipeChina warrants that it will fully perform the Production and Operation Agreement and the supporting sub-agreements separately executed and effectuated by and between the Parties so as to support and secure the stable, continuous and safe production and operation of PetroChina.

8.2

If any unforeseeable situation occurs to PipeChina between the Signing Date and the Closing Date, which may cause any representation, warranty or covenant made by PipeChina herein to be untrue, inaccurate or misleading in any material aspect, PipeChina will notify PetroChina in writing within 5 Days from the date of such occurrence.

9.	LIABILITY FOR BREACH

9.1

In the event that any representation and/or warranty made by either Party in this Agreement is untrue, inaccurate or incomplete in any material aspect or contains any misstatement, omission or misleading statement in any material aspect, or violates any undertaking made by such Party under this Agreement, or violates any provision of this Agreement, it shall be deemed that such Party has breached this Agreement, in which case, the breaching Party shall indemnify the non-breaching Party against any loss arising therefrom.

9.2

If PetroChina refuses to handle any amended registration with the competent administrations for market regulation for any Target Company, or refuses to handle the handover of any Target Assets or any business or personnel related thereto as scheduled herein and required hereby, for each Day on which any such registration or handover remains overdue, PetroChina shall pay PipeChina liquidated damages equal to 0.05% of the consideration for the Target Assets failing to be handed over as scheduled herein, other than any delay in the handover of any Target Assets not attributable to the fault of PetroChina, including any delay as a result of force majeure or any reason on the part of PipeChina or any Third Party.

9.3

If PipeChina refuses to handle any amended registration with the competent administrations for market regulation for any Target Company, or refuses to handle the handover of any Target Assets or any business or personnel related thereto as scheduled herein and required hereby, for each Day on which any such registration or handover remains overdue, PipeChina shall pay PetroChina liquidated damages equal to 0.05% of the consideration for the Target Assets failing to be handed over as scheduled herein, other than any delay in the handover of any Target Assets not attributable to the fault of PipeChina, such as any delay as a result of Force Majeure or any reason on the part of PetroChina or any Third Party.

9.4

If PipeChina fails to pay the Transaction Consideration in accordance with this Agreement, PipeChina shall pay PetroChina liquidated damages at the rate of 0.05% per Day of the overdue payment, other than any failure to pay attributable to PetroChina’s fault.

9.5

Unless PetroChina breaches this Agreement first or an event of Force Majeure (a “Force Majeure Event”) occurs, to the extent that PipeChina fails to satisfy any condition precedent set forth in 4.1 (5) of the Framework Agreement, PetroChina shall have the right to bring a claim against PipeChina for the actual losses suffered by it arising from such failure.

10.	ANNOUNCEMENTS OF TRANSACTION INFORMATION

10.1

Either Party (including any of its Affiliates) shall not, without the other Party’s prior consent (which may not be unreasonably withheld or delayed), publish in any form any information in relation to the existence or main contents of this Agreement or any other Transaction Agreement.

10.2

The restrictions under Section 10.1 shall not apply in case either Party is required to publish a notice, announcement or circular in relation to any restricted information specified in Section 10.1 by any law, or applicable listing rule, or any competent stock exchange or any other competent regulatory or supervisory authority or department (whether or not such requirement has the force of law), in case of which, the publishing Party shall, prior to such publication, provide the form, contents and timing of such notice, announcement or circular to the other Party, and the other Party shall promptly communicate with the publishing Party and provide written feedback if it has any substantive comments thereon.

11.	CONFIDENTIALITY

11.1

Any information possessed and provided by either Party (in this case, the “Disclosing Party”) to the other Party (in this case, the “Receiving Party”) , including but not limited to, any data relating to the Target Assets, or any information relating to the terms of or negotiations on this Agreement or any other Transaction Document (the “Confidential Information”) shall be used by the Receiving Party or its personnel for the purpose of this Agreement only. Unless otherwise specified herein, without prior written consent of the Disclosing Party, neither the Receiving Party nor its personnel to whom any Confidential Information is made known may provide, disclose or transfer, or license to any Third Party, or advise any Third Party in reliance on, in any form, whether directly or indirectly, any Confidential Information provided by the Disclosing Party. For purposes of this Article, the term “Third Party” means any natural person, legal person, or any other entity other than the Parties to this Agreement, but excluding any Affiliate of either Party.

11.2

Any Confidential Information furnished or disclosed by the Disclosing Party to the Receiving Party may not be disclosed to any person other than to designated employees of the Receiving Party to the extent necessary for the performance of this Agreement; provided, that the Receiving Party may not disclose any Confidential Information to any of its employees until after it has taken all reasonable protective measures, including without limitation, to inform such employees of the confidential nature of the information to be disclosed, and to cause such employees to make confidentiality undertakings no less strict as the confidentiality obligations hereunder so as to prevent any such employee from using any Confidential Information for personal benefits or making any unauthorized disclosure to any Third Party. Any breach by any employee of the Receiving Party shall be deemed a breach by the Receiving Party itself.

11.3

The Receiving Party may provide the Confidential Information to its counsels, accountants, contractors and consultants as and when such persons need to know the Confidential Information in order to provide professional assistance to the Receiving Party; provided, that the Receiving Party shall cause each such person to whom such disclosure is made to sign a confidentiality agreement or perform confidentiality obligations in accordance with the applicable code of professional ethics.

11.4

In the event that the Receiving Party is required to disclose any Confidential Information by any rule of any stock exchange on which the Receiving Party is listed or by any competent governmental or regulatory department or authority, the Receiving Party may make the disclosure to the extent so required, without liability hereunder; provided, that the Receiving Party shall, to the extent practicable, prior to such disclosure, promptly notify the Disclosing Party in writing of such required disclosure so as to enable the Disclosing Party to take necessary protective measures, and the Receiving Party shall use commercially reasonable efforts to ensure that all the confidential information so disclosed will be accorded confidential treatment by the applicable governmental or regulatory authorities.

11.5	The obligation of confidentiality set forth in this Article shall be in force and effect in perpetuity.

11.6	The obligation of confidentiality set forth in this Article shall not apply to the following information:

(1)

any information that is already generally known to the public at the time of disclosure by the Disclosing Party, or becomes generally known to the public after disclosure by the Disclosing Party not through any neglect of the Receiving Party or any of its employees, counsels, accountants, contractors, consultants or any other related persons;

(2)

any information that is possessed by the Receiving Party at the time of disclosure by the Disclosing Party and not sourced directly or indirectly from the Disclosing Party, in each case, as demonstrated by written evidence; and

(3)

any information that has already been disclosed to the Receiving Party by a Third Party who is not under confidentiality obligation towards the Disclosing Party and has the right to make such disclosure, in each case, as demonstrated by written evidence.

11.7

Upon rescission or termination of this Agreement, the Receiving Party shall immediately cease to use and not permit any third party to use any Confidential Information of the Disclosing Party. In the meantime, the Receiving Party shall, at the written request of the Disclosing Party, return to the Disclosing Party, or delete or destroy the Confidential Information provided by the Disclosing Party, without keeping any of the same in any form.

12.	NO ASSIGNMENT

12.1

Unless as otherwise provided in this Agreement or otherwise agreed between the Parties, neither Party may transfer, assign or otherwise dispose of all or any part of its rights under this Agreement, nor may it grant, create or dispose of any right, interests or obligation thereon or therein. Any attempted transfer or assignment or disposal in violation of this Article 12 shall be null and void.

13.	FURTHER ASSURANCE

13.1	Each Party shall sign (or cause the signing of) any other documents required by relevant laws and regulations, or necessary for implementation of or giving effect to this Agreement.

13.2	Each Party shall cause its Affiliates to comply with all the obligations expressly applicable to them.

14.	TAXES AND EXPENSES

14.1

Subject to Section 14.2 and unless otherwise provided in this Agreement (or any other Transaction Document), each Party shall bear its own costs, fees and any other expenses incurred by it in connection with this Transaction.

14.2

Pursuant to applicable laws, regulations or orders or decisions of the PRC, each Party shall bear and pay all taxes arising from and all fees charged by competent governmental or regulatory authorities and stock exchanges in connection with this Agreement or any other Transaction Document.

14.3

For purposes of this Transaction, unless otherwise provided in laws or regulations and/or otherwise agreed between the Parties, all fees, costs and expenses incurred in connection with the Handover of the Target Assets shall be reasonably apportioned by the Parties and settled through negotiation.

14.4

In the event that (i) as of the Closing Date, the registered VAT payer of any branch company which owns any Target Assets has any amount of the incoming VAT that has not yet been used for deduction (the “Unused Offsettable Amount”) and is included into the Transaction Consideration and (ii) PetroChina elects to transfer all the Target Assets of such branch company to PipeChina as a whole, PetroChina shall within 12 months as of the completion of this Transaction, transfer the Unused Offsettable Amount to PipeChina, together with the statutory evidence therefor. In the event PetroChina elects not to transfer all the Target Assets of such branch company to PipeChina as a whole, the Parties shall cooperate with each other to procure that PipeChina will receive the corresponding Unused Offsettable Amount in any other reasonable and legal commercial form. Where the Unused Offsettable Amount fails to be transferred to PipeChina within the said 12 months and PetroChina fails to take any active and effective measures to procure that PipeChina will receive the corresponding Unused Offsettable Amount in any other reasonable and legal commercial form, PetroChina shall pay PipeChina a corresponding compensatory amount within 10 Business Days after 12 months following completion of this Transaction. Where the Unused Offsettable Amount fails to be transferred to PipeChina within 12 months after the Closing Date due to the impact of any state policy, the Parties shall resolve the problem through negotiations in light of the actual situation. In the event that PetroChina fails to comply with any of the foregoing covenants or undertakings, PipeChina shall have the right to claim against PetroChina for the actual losses arising from such failure.

14.5

Both Parties agree that the tax costs of the Target Assets shall be transferred together with the Target Assets. For the avoidance of doubt, from and after the Closing Date, to the extent that any Target Assets suffers a claim of tax deficiency brought by any competent authority and incurs any additional tax liability as a result, such additional tax liability shall be borne by the relevant legal entity that owns such Target Assets. Where PetroChina or PipeChina is required to pay any additional tax or late payment penalty in connection therewith, such issue shall be resolved through amicable consultations between the Parties.

14.6

Both Parties agree that if it is necessary to go through the tax de-registration for a branch company taxpayer which originally owns any Non-equity Assets, PetroChina shall authorize the relevant legal entity which owns such Non-equity Assets by then to complete such tax de-registration, including the tax declaration obligations for the period from the Closing Date until the de-registration date, with any costs, taxes and expenses incurred in connection with such tax de-registration to be borne as agreed between the Parties.

15.	NOTICE

15.1

All notices related to this Agreement shall be written in Chinese, and shall be given by personal delivery, fax, email or express mail service of couriers acceptable to both Parties, and shall be deemed to have been received (a) upon delivery to the recipient if by personal delivery, or three Days after being sent out if by express mail service; or (b) upon successful transmission by the sender as indicated on the fax machine if by fax; or (c) upon arrival of the relevant email message at the recipient’s mailbox if by email. Notwithstanding the foregoing, in any event, a notice not given during normal business hours at the destination of the recipient shall be deemed to have been received on the opening of business hours on the next Business Day.

15.2	The Parties’ contact details to be used for the purpose of Section 15.1, such as addresses and fax numbers shall be as set forth in Appendix 3 hereto.

16.	CONFLICTS WITH OTHER AGREEMENTS

16.1	The Framework Agreement, this Agreement and all the appendices thereto and hereto shall constitute all the legal documents for this Transaction.

16.2

This Agreement shall upon execution, constitute an appendix to the Framework Agreement. In case of any conflict between this Agreement and the Framework Agreement in terms of any provision, the Framework Agreement shall prevail. Both Parties have agreed that the specific Handover matters in relation to the Target Assets shall be carried out in accordance with the relevant agreements or memoranda to be otherwise signed by the Parties in the subsequent Handover processes.

17.	WAIVERS, RIGHTS AND REMEDIES

17.1

Unless otherwise specified in this Agreement, either Party’s failure to exercise or delay in the exercise of any right, power or remedy under this Agreement or any other Transaction Document shall not constitute a waiver of such right, power or remedy, or preclude such Party’s subsequent exercise of such right, power or remedy. Any single or partial exercise of any such right, power or remedy shall not preclude any further exercise of such right, power or remedy.

18.	LANGUAGE AND COUNTERPARTS

18.1	This Agreement is written in Chinese. This Agreement shall be executed in ten (10) counterparts with equal legal force, five (5) for each party.

19.	EFFECTIVENESS AND AMENDMENTS

19.1

This Agreement shall be formed upon being signed by the authorized representatives and affixed with the company seals of both Parties, and shall take effect on the date on which the Framework Agreement becomes effective.

19.2

From the date of the formation of this Agreement, Article 10 (Announcements of Transaction Information), Article 11 (Confidentiality), Article 12 (No Assignment), Article 14 (Taxes and Expenses), Article 15 (Notices), Article 16 (Conflicts with Other Agreements), Article 17 (Waivers, Rights and Remedies), Article 19 (Effectiveness and Amendments), Article 20 (Severability), Article 21 (Governing Law and Dispute Resolution), and Appendix 1 (Definitions and Interpretation) shall be binding upon both Parties.

19.3

After this Agreement is executed, any modification of or amendment to this Agreement or any other Transaction Document shall be in writing, and shall be signed by the Parties’ legal representative or his/her authorized representative and stamped by the Parties.

20.	SEVERABILITY

21.1

Provisions in this Agreement and other Transaction Documents are severable. In the event that any provision in this Agreement or any other Transaction Document is or becomes invalid or unenforceable in any aspect pursuant to laws or regulations, such provision shall not have force in such aspect, and the Parties shall make reasonable efforts to replace such provision with a provision which is valid and enforceable and has effect and intended effect as close as possible to such provision in such aspect.

21.	GOVERNING LAW AND DISPUTE RESOLUTION

21.1	This Agreement shall be governed by and construed in accordance with the laws of the PRC.

21.2

In case of any dispute, controversy or claim (each a “Dispute”) arising from or in connection with the interpretation or performance of this Agreement, the Parties shall endeavour to resolve such Dispute through amicable negotiations. The Parties may consult regulatory agencies in the course of such negotiation. In the event that the Parties fail to agree on a solution to any Dispute within 60 Days after the Party claiming Dispute raises the Dispute to the other Party, each Party may refer such Dispute to arbitration.

21.3

Disputes shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) for resolution through arbitration in accordance with CIETAC’s arbitration rules then in effect. The arbitral tribunal shall be composed of three arbitrators. Each Party shall appoint one arbitrator and the third arbitrator shall be jointly appointed by the first two arbitrators. Where the first two arbitrators fail to reach agreement on the appointment of the third arbitrator, the third arbitrator shall be appointed by CIETAC.

21.4	The arbitral proceeding shall be administered by CIETAC as the hosting arbitration institution, and shall be conducted in Chinese. The arbitration shall be seated in Beijing.

21.5	The arbitral award rendered in accordance with the above arbitral proceeding shall be final and binding upon both Parties, and enforceable in accordance with its terms.

21.6

Costs of arbitration shall be borne by the losing Party. The Parties agree that in the event that it is necessary for one Party to enforce the arbitral award through any legal proceeding, all reasonable fees, expenses and attorney’s fees in relation to the enforcement shall be borne by the Party against whom the arbitral award is enforced.

21.7	During the period when a Dispute is being resolved, the Parties shall in all other respects continue their implementation of this Agreement, except for the matters in dispute.

22.	MISCELLANEOUS

22.1	Force Majeure

In the event that either Party is prevented from performing its obligations under this Agreement in whole or in part due to the occurrence of a Force Majeure Event, such Party shall be fully or partially released from the liability for failure to perform to the extent of the effect of such Force Majeure Event on such Party. The performance of the obligations of the Parties under this Agreement shall be suspended during the period when the performance of the obligations is rendered impossible by such Force Majeure Event, and shall be extended automatically for a period equal to such period of suspension. The Party suffering a Force Majeure Event shall notify the other Party in writing as soon as possible, and within 30 Days as of the occurrence of such Force Majeure Event, provide valid documents to evidence the occurrence and time of occurrence of such Force Majeure Event. The Party affected by such Force Majeure Event shall take all reasonable measures to mitigate the consequences of Force Majeure as soon as possible. Upon occurrence of a Force Majeure Event, the Parties shall immediately enter into negotiations for a fair solution and use their best efforts to mitigate the consequences of Force Majeure.

[End of text. Signature pages and appendices follow]

In witness whereof, the Parties have signed this Disposal Agreement on Relevant Assets of Oil and Gas Pipelines from Guangdong Natural Gas Pipeline Network Co., Ltd. and Others on the date first written above.

China Oil&Gas Pipeline Network Corporation	PetroChina Company Limited
(Company Seal)	(Company Seal)

Signed by:	Signed by:
Legal representative or his/her authorized representative	Legal representative or his/her authorized representative

Dated and signed on July 23, 2020	Dated and signed on July 23, 2020

APPENDIX 1: DEFINITIONS AND INTERPRETATION

1.

Definitions. Capitalized terms used in this Agreement if not otherwise defined herein shall have the meanings ascribed thereto in Appendix 1 to the Framework Agreement. For purposes of this Agreement, the following terms shall have the meanings set forth below:

this “Agreement”	means	this Disposal Agreement on Relevant Assets of Oil and Gas Pipelines from Guangdong Natural Gas Pipeline Network Co., Ltd.

“Framework Agreement”	means	the Framework Agreement on Transaction of Oil and Gas Pipeline Related Assets entered into by and between PipeChina and PetroChina on July 23, 2020.

this “Transaction”	means	the transaction contemplated by this Agreement through which PetroChina intends to sell to PipeChina, and PipeChina intends to purchase and take over all the Target Assets listed on Appendix 2 in accordance with the terms and condition set forth in this Agreement.

“Asset Appraisal Report”	means	the Asset Appraisal Report (Reference No.: China United Assets Appraisal Group Limited Appraisal Report Zi [2020] No. 888) prepared in connection with the transaction through which China Oil&Gas Pipeline Network Corporation intends to purchase certain oil and gas pipeline related assets from PetroChina Company Limited by issuing additional shares and paying cash to PetroChina Company Limited as the consideration.

“Target Assets” or “Appraised Assets”	has	the meaning set forth in Section 1.1, including Equity Assets and Non-equity Assets, among which, the term “Equity Assets” refers to PetroChina’s equity interests in the Target Companies listed on Appendix 2 that PetroChina intends to sell to PipeChina; and the term “Non-equity Assets” refers to the oil and gas pipelines, gas storage facilities and LNG terminals and their accessory facilities and other related assets owned by PetroChina that PetroChina intends to sell to PipeChina, as set forth in further detail in Appendix 2.

“Target Companies” or “Equity Entities” or “Equity Assets”	means	those corporate legal persons listed as “Equity Assets” on Appendix 2.

“Target Assets Schedule”	means	the Target Asset schedule to be checked and confirmed by both Parties in accordance with this Agreement.

“Transaction Consideration”	has	the meaning set forth in Article 2.

“Signing Date”	means	the date on which this Agreement is affixed with the signature of the legal representative or his/her authorised representative and the company seal of each of PipeChina and PetroChina.

2.	Interpretation. Interpretation of relevant terms used in this Agreement shall be consistent with the Framework Agreement.

APPENDIX 2: TARGET ASSETS AND APPRAISED VALUE

According to Article 1 of this Agreement, the Target Assets consist of PetroChina’s Equity Assets and Non-equity Assets including the oil and gas pipelines, gas storage facilities and LNG terminals and their accessory facilities that PetroChina intends to contribute/transfer to PipeChina, as set forth in further detail below:

1. Equity Assets

No.	Equity Entities	Appraised Value (RMB)
1	PetroChina Jilin Natural Gas Pipeline Network Co., Ltd.	123,766,008.04
2	Fujian Natural Gas Pipeline Network Co., Ltd.	4,177,191.26
3	Guangdong Natural Gas Pipeline Network Co., Ltd.	1,651,367,432.00
4	Jiangsu Rudong United Pipeline Co., Ltd.	269,846,400.00

2. Non-equity Assets

No.	Target Assets	Appraised Value (RMB)
1	PetroChina Pipeline Company (the closing with respect to this entity will be consummated by delivery to PipeChina of 100% equity interests in this entity after it is converted into a wholly-owned subsidiary of PetroChina)	38,118,531,165.37
2	PetroChina Southwest Pipeline Company (the closing with respect to this entity will be consummated by delivery to PipeChina of 100% equity interests in this entity after it is converted into a wholly-owned subsidiary of PetroChina)	17,644,832,572.68
3	PetroChina West-To-East Natural Gas Pipeline Company	1,012,792,311.07
4	PetroChina West Pipeline Company	42,989,776.76
5	PetroChina Pipeline Construction Project Management Department	-1,214,958,739.20
6	PetroChina Beijing Oil and Gas Control Center	39,869,055.15
7	PetroChina Northwest Marketing Company, Nanning Oil Storage	334,690,895.28
8	PetroChina Shenzhen LNG Project Management Department	176,433,355.51

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3. Equity Assets—Basic Company Information

No.	Company Name	Unified Social Credit Code	Principal Business Activities	Registered Capital (in RMB million)	Equity Interests Held by PetroChina (%)	Domicile	Date of Establishment
1.	PetroChina Jilin Natural Gas Pipeline Network Co., Ltd.	91220000MA0Y61BU9M	Pipeline engineering construction, maintenance and emergency repair(; provided, that the company may not commence any line of business requiring regulatory approvals under law until after receipt of the required approvals from the competent governmental authorities).	481.40	51%	No. 1119, Jingyang Road, Lvyuan District, Changchun	Sep 2, 2016

2.	Fujian Natural Gas Pipeline Network Co., Ltd.	91350000MA32TB9U5E	Marketing of pipeline gas, cylinder gas, gas offered at fueling stations for natural gas vehicles and other types of gas; construction of gas supply facilities and gas supply pipeline facilities; gas warehousing (other than hazardous chemicals); gas supply consulting services; gas project design services; retail of refined petroleum products (excluding hazardous chemicals and precursor chemicals)(; provided, that the company may not commence any line of business requiring regulatory approvals under law until after receipt of the required approvals from the competent governmental authorities).	150.06	50%	17th Floor, Xinhe Plaza, 137 Wusi Road, Gulou District, Fuzhou, Fujian Province	Sep 17, 2015

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No.	Company Name	Unified Social Credit Code	Principal Business Activities	Registered Capital (in RMB million)	Equity Interests Held by PetroChina (%)	Domicile	Date of Establishment
3.	Guangdong Natural Gas Pipeline Network Co., Ltd.	91440000673076616B	Construction and operation of natural gas pipeline network in Guangdong Province; procurement, sales and transmission of natural gas and related business activities (the company may not commence any line of business requiring regulatory approvals under any law, regulation or decision of the State Council until after receipt of the required permits or approvals from the competent examination and approval authorities and shall conduct such line of business in accordance with such permits (or approvals)); importation and exportation of goods and technology (other than those lines of business prohibited by the laws or regulations. The Company may not commence any line business restricted by laws or regulations until after receipt of the required permits) (. And to the extent that the operation of any lines of business is subject to the receipt of certain approvals, the company may not commence such line of business until after receipt of such approvals from competent governmental authorities).	3,984.615385	23%	Room 502, Building A1, No. 191, Kexue Avenue, Science Park, Guangzhou Hi-tech Industrial Development Zone, Luogang District, Guangzhou	Mar 21, 2008

4.	Jiangsu Rudong United Pipeline Co., Ltd.	9132062334616765XD	Construction of oil and gas pipelines; operation of the Rudong – Haimen – Chongming Island Natural Gas Pipeline Transmission Project; pipeline natural gas technical services, equipment and facilities maintenance, inspection and repair services, and management of third party natural gas sub-transmission stations upon entrustment of third party companies; equipment leasing services(; provided, that the company may not commence any line of business requiring regulatory approvals under law until after receipt of the required approvals from the competent governmental authorities).	400	50%	Comprehensive Business Building, Yangkou Port Economic Development Zone, Jiangsu Province (Brigade 9, Gangcheng Village, Changsha Town)	Jul 2, 2015

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APPENDIX 3: BANK ACCOUNT AND CONTACT INFORMATION OF THE PARTIES

APPENDIX 4: SCHEDULE OF OUTSIDE ASSETS

No.	Name	Category	Note

1	Changting Furan Natural Gas Co., Ltd.	Long-Term Equity Investment	69% owned by Fujian Natural Gas Pipeline Network Co., Ltd.

2	Fujian Zhongming Natural Gas Co., Ltd.	Long-Term Equity Investment	75% owned by Fujian Natural Gas Pipeline Network Co., Ltd.

3	Zhangzhou Jingfa Gas Co., Ltd.	Long-Term Equity Investment	30% owned by Fujian Natural Gas Pipeline Network Co., Ltd.

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